

May 5, 2017

Colin Broom
Chief Executive Officer
Nabriva Theapeutics Plc
56 Fitzwilliam Square
Dublin 2, Ireland

> **Re: Nabriva Theapeutics Plc**
> **Registration Statement on Form S-4**
> **Filed April 14, 2017**
> **File No. 333-217315**

Dear Mr. Broom:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us your legal analysis of the applicability of Rule 13e-3 to the exchange offers and the Squeeze-Out Process.

2.   We note that you are planning to conduct the U.S. Offer and the Ex-U.S. Offer. Given that you are not a foreign private issuer and may not rely on the provisions of Rule 14d-1(d), it does not appear that your offers comply with Rules 14d-10(a)(1) and 14e-5. Please revise the offer structure.

Questions and Answers About the Transaction, page 1

3.   We note on page 8 that you may take up to 5 business days to issue the Nabriva Ireland securities. Tell us how this would comply with the prompt payment requirements of Rule 14e-1(c).

Extensions, Amendments and Termination of Exchange Offer, page 45

4.   Please revise this section to ensure that your disclosure complies with Rule 14e-1(d).

Withdrawal Rights, page 49

5.   Please describe the withdrawal rights provided by Section 14(d)(5) of the Exchange Act.

Interests of Certain Persons in the Exchange Offer, page 92

6.   Revise this section to disclose the names of the Navriba AG shareholders who may support the offer by entering into contractual agreements and the number of shares subject to these agreements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Gabor at (202) 551-2544 or Daniel F. Duchovny, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3619 with any questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrew P. Gilbert, Esq